UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 28, 2009

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated interim financial statements as of June 30, 2009 and December 31, 2008, and for the six-month periods ended June 30, 2009 and 2008 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated interim financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated interim financial statements for the six-month periods ended June 30, 2009, 2008 and 2007 have been subject to limited reviews performed by Sibille, a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative, and for the six-month periods ended June 30, 2006 and 2005 have been subject to limited reviews performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the six-month periods ended June 30, 2009 and 2008 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

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2. Results of Operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2009 and 2008:

	2009	2008	Variation
	(in millions of pesos)
Net revenues	664.3	735.3	(71.0)
Gas transportation	268.3	256.3	12.0
NGL production and commercialization	336.9	431.9	(95.0)
Other services	59.1	47.1	12.0
Costs of sales	(386.5)	(368.0)	(18.5)
Operating costs	(285.1)	(268.0)	(17.1)
Depreciation and amortization	(101.4)	(100.0)	(1.4)
Gross profit	277.8	367.3	(89.5)
Administrative and selling expenses	(92.2)	(95.9)	3.7
Operating income	185.6	271.4	(85.8)
Other expense, net	(6.2)	(4.5)	(1.7)
(Loss) / gain on related companies	(1.5)	0.6	(2.1)
Net financial results	(135.3)	(33.9)	(101.4)
Income tax expense	(29.7)	(97.5)	67.8
Net income	12.9	136.1	(123.2)

Overview

For the six-month period ended June 30, 2009, the Company has reported a net income of Ps. 12.9 million, in comparison to the Ps. 136.1 million net income reported in the same 2008 period. The negative variation is mainly attributable to a decline in revenues associated with the sharp fall of propane, butane and natural gasoline international prices in the last quarter of 2008. In addition, the Argentine peso devalued against US dollar during the first semester of 2009, generating an exchange rate loss of Ps. 65.4 million in comparison with a Ps. 36.0 million gain reported in the same period of 2008.

Net revenues

Gas transportation

Gas transportation service is the main business activity of the Company, taking into account the invested capital and the resources affected to its operation, not being as important in the relative participation in the total net income of the Company because of the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1 since the enactment of the Economic Emergency Law by the end of 2001. Gas transportation represented approximately 40% and 35% of total net revenues during the six-month periods ended June 30, 2009 and 2008, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the six-month period ended June 30, 2009 increased by Ps. 12.0 million compared to the 2008 period. This increase primarily reflects additional revenue generated by new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the 78-million-cubic-feet-per-day-pipeline capacity expansion carried out under the Gas Trust Program. The expansion work concluded at the end of 2008.

On October 9, 2008, TGS signed a provisional agreement with the UNIREN on a tariff increase of 20%, which is retroactively applicable from September 1, 2008 (approximately Ps. 7 million per month). According to this agreement, the funds generated by this tariff increase will be invested in the pipeline system through a trust fund. The tariff increase will come into effect once the provisional agreement has been ratified by a Presidential Decree. The provisional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government (for further information, see Note 7.a. to the consolidated interim financial statements).

NGL production and commercialization

Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 51% and 59% of TGS’s total net revenues during the six-month periods ended June 30, 2009 and 2008, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its NGL production in the domestic and the international markets. TGS sells part of its production of propane and butane to NGL marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported to Petrobras International Finance Company, a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenue from the NGL production and commercialization segment decreased by Ps. 95.0 million in the six-month period ended June 30, 2009 compared to the same period of 2008. This decrease is mainly due to the significant fall of international reference prices for propane, butane and natural gasoline, which was partially compensated by the Argentine peso devaluation against the US dollar during the first semester of 2009, reflecting an increase in revenues measured in Argentine pesos.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the six-month period ended June 30, 2009, revenues from Other services showed an increase of Ps. 12.0 million compared to the same period of 2008. This increase was primarily due to higher sales generated by midstream.

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the first semester of 2009 rose Ps. 14.8 million in comparison to the same period of 2008, mainly due to higher labor costs of Ps. 19.8 million and a Ps. 15.6 million increase in NGL direct costs. This increase is mainly due to  the Ps. 24.0 million expense incurred in connection with  the new tariff charge imposed by the Argentine government as of November 2008 to recover the difference between the natural gas imports price and the local market prices. This fixed tariff charge amounts to Ps. 0.049 per cubic meter of natural gas consumed and is paid by the industries and high consumption households. These cost increases were partially compensated by a Ps. 18.4 million reduction in tax on exports due the export prices fall.

Net financial expense

Net financial expense increased by Ps. 101.4 million in the six-month period ended June 30, 2009 compared to the same period in 2008. The breakdown of net financial expense is as follows:

	2009	2008
	(in millions of pesos)
Generated by assets
Interest income	6.2	9.2
Foreign exchange gain (loss)	71.9	(27.6)
Subtotal	78.1	(18.4)

Generated by liabilities
Interest expense	(74.6)	(69.2)
Foreign exchange (loss) / gain	(137.3)	63.6
Other financial charges	(1.5)	(9.9)
Subtotal	(213.4)	(15.5)
Total	(135.3)	(33.9)

The negative variation, of Ps. 101.4 million, was mainly related to the 9% devaluation of the Argentine peso during the 2009 semester, which resulted in an exchange rate loss of Ps. 65.4 million. This loss compares with the exchange rate gain of Ps. 36.0 million recorded during the same period of 2008 as a consequence of the Argentine peso appreciation.

Income tax

For the semester ended June 30, 2009, TGS reported a Ps. 29.7 million income tax expense, compared to Ps. 97.5 million reported in the same period of 2008. This Ps. 67.8 million decline is due to a lower taxable income reported in the 2009 semester.

3. Liquidity

The Company’s primary sources and application of funds during the six-month periods ended June 30, 2009 and 2008, are shown in the table below:

	2009	2008	Variation
	(in millions of pesos)
Cash flows provided by operating activities	247.4	268.1	(20.7)
Cash flows used in investing activities	(86.6)	(73.2)	(13.4)
Cash flows provided by / (used in) financing activities	77.3	(16.0)	93.3
Net increase in cash and cash equivalents	238.1	178.9	59.2

Cash flow from operating activities for the six-month period ended June 30, 2009 amounted to Ps. 247.4 million, and was mostly allocated to increase the Company’s cash position.

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4. Second Quarter 2009 vs. Second Quarter 2008

The following table presents a summary of the consolidated results of operations for the second quarters ended June 30, 2009 and 2008:

	2009	2008	Variation
	(In millions of Pesos)
Net revenues	337.9	271.2	66.7
Gas transportation	134.9	129.0	5.9
NGL production and commercialization	168.9	111.5	57.4
Other services	34.1	30.7	3.4
Cost of sales	(193.8)	(154.1)	(39.7)
Operating costs	(142.3)	(103.6)	(38.7)
Depreciation and amortization	(51.5)	(50.5)	(1.0)
Gross profit	144.1	117.1	27.0
Administrative and selling expenses	(39.2)	(28.9)	(10.3)
Operating income	104.9	88.2	16.7
Other expense, net	(3.7)	(1.0)	(2.7)
(Loss) / gain on related companies	(0.7)	0.2	(0.9)
Net financial results	(52.5)	9.6	(62.1)
Income tax	(23.4)	(41.6)	18.2
Net income	24.6	55.4	(30.8)

Total net revenues for the second quarter of 2009 increased by 24.6% in comparison with the same period in 2008. Gas transportation revenue for the second quarter of 2009 presented a Ps. 5.9 million increase over the same quarter of 2008 mainly due to the rendering of additional firm transportation services and the rendering of operating and maintenance services related to the expansion works concluded in 2008.

The NGL Production and Commercialization segment revenue increased Ps. 57.4 million in the three-month period ended June 30, 2009. This variation stems from a 26% increase in the volume sold associated with a higher processing level at the Cerri Complex during the second quarter of 2009. In addition the effect of a higher exchange rate between the Argentine peso and the US dollar in the second quarter 2009 increased the revenues measured in the local currency. Both effects were partially offset by a more than 50% reduction in international prices.

During the second quarter of 2009 Other Services revenues increased by Ps. 3.4 million when compared to the same period of 2008. This growth is explained mainly by higher revenues generated in 2009 derived from midstream services.

Costs of sales and administrative and selling expenses for the second quarter of 2009 rose to Ps. 233.0 million from Ps. 183.0 million registered in the second quarter of 2008, mainly

3

due to higher NGL direct costs incurred to purchase more natural gas and payment of the new tariff charge imposed by the Argentine government as of November 2008, mentioned above.

Net financial expense amounted to Ps. 52.5 million in the second quarter of 2009, reflecting a negative variation of Ps. 62.1 million, compared to the net financial income of Ps. 9.6 million reported in the same quarter of 2008. This variation is mostly explained by the Ps. 44.8 million exchange rate gain generated by the appreciation of the Argentine peso in the 2008 period.

4

During the second quarter of 2009 the Company reported a Ps. 23.4 million income tax expense, compared to Ps. 41.6 million for the same quarter of 2008. This decrease, of Ps. 18.2 million, is related to a lower taxable income reported in the second quarter of 2009.

5. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of June 30, 2009, 2008, 2007, 2006 and 2005:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2009	2008	2007	2006	2005
Current assets	1,095,179	804,664	516,494	840,598	549,920
Non-current assets	4,173,037	4,203,359	4,360,493	4,432,464	4,512,867
Total	5,268,216	5,008,023	4,876,987	5,273,062	5,062,787

Current liabilities	377,615	287,373	267,650	316,468	265,469
Non-current liabilities	1,834,955	1,686,905	1,707,422	2,353,165	2,433,751
Subtotal	2,212,570	1,974,278	1,975,072	2,669,633	2,699,220
Minority interest	1	1	-	-	-
Shareholders’ equity	3,055,645	3,033,744	2,901,915	2,603,429	2,363,567
Total	5,268,216	5,008,023	4,876,987	5,273,062	5,062,787

6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the six-month periods ended June 30, 2009, 2008, 2007, 2006 and 2005:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2009	2008	2007	2006	2005
Operating income	185,649	271,436	280,655	295,360	194,328
Other (expense) / income, net	(6,304)	(4,488)	9,818	6,922	(1,989)
(Loss) / gain on related companies	(1,459)	637	613	(668)	870
Net financial results	(135,258)	(33,933)	(72,327)	(113,701)	(31,587)
Net income before income tax	42,628	233,652	218,759	187,913	161,622
Income tax expense	(29,711)	(97,545)	(98,973)	(8,591)	(4,655)
Net income for the period	12,917	136,107	119,786	179,322	156,967

7. Statistical Data (Physical Units)

	Six-month period ended June 30,					Second quarter ended June 30,
	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.73	2.59	2.55	2.53	2.31	2.75	2.59	2.58	2.53	2.32
Average daily deliveries (in Bcf/d)	2.23	2.17	2.18	2.12	1.89	2.38	2.27	2.35	2.31	2.11
NGL production and commercialization
* Production
Ethane (in short tons)	178,306	173,684	183,980	203,642	177,243	88,697	67,052	84,796	104,989	94,089
Propane and butane (in short tons)	262,619	248,968	272,526	292,129	228,088	118,806	103,492	122,027	141,180	113,168
Natural Gasoline (in short tons)	55,525	55,388	58,886	61,936	48,969	25,400	23,702	26,677	29,424	26,367
* Local market sales (a)
Ethane (in short tons)	178,306	173,684	183,980	203,642	177,243	88,697	67,052	84,769	104,989	94,089
Propane and butane (in short tons)	130,479	128,805	143,900	140,629	140,023	68,091	69,547	80,467	79,110	89,200
Natural Gasoline (in short tons)	-	-	1,987	2,352	2,132	-	-	948	1,003	800
* Exports (a)
Propane and butane (in short tons)	138,685	134,677	129,939	141,994	81,533	46,122	15,616	47,940	41,620	20,873
Natural Gasoline (in short tons)	54,012	55,264	59,324	56,881	44,833	23,205	26,807	32,063	21,924	22,101

(a) Includes natural gas processed on behalf of third parties.

8. Comparative ratios

	As of June 30,
	2009	2008	2007	2006	2005
Liquidity (Current assets to current liabilities)	2.90	2.80	1.93	2.66	2.07
Shareholders’ equity to total liabilities	1.38	1.54	1.47	0.98	0.88
Non current assets to total assets	0.79	0.84	0.89	0.84	0.89

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2009	2008	2007	2006	2005
January	1.77	3.30	4.08	3.25	3.37
February	1.44	3.08	4.00	3.20	3.55
March	1.52	2.90	3.88	3.19	3.40
April	1.47	2.74	4.33	3.11	3.04
May	1.45	2.66	4.84	3.04	3.60
June	1.78	2.30	4.97	3.01	3.26
July		2.35	4.60	3.18	3.65
August		2.13	4.27	3.06	3.64
September		1.88	4.25	3.40	3.79
October		1.29	4.45	3.56	3.80
November		1.41	3.62	3.64	3.50
December		1.40	3.80	4.19	3.36

10. Outlook

TGS will remain focused on its goal to step up the re-composition of our natural gas transportation service tariffs - already started with the execution of the provisional agreement for the tariff increase. Regarding the expansion works, the Company will continue managing those works conducted under the gas financial trust program and will also assess further expansion opportunities agreed directly with customers under prepayment schemes.

Regarding NGL production and commercialization, TGS will focus on defending sales margins from the risks this segment is exposed to, by means of the permanent monitoring of its indicators.

In the Other Services segment, the Company’s strategy is targeted at developing businesses both in the local and regional scope, where TGS’s “know how” may trigger the Company growth.

The Company will keep investing resources and developing new technologies to guarantee the availability and reliability of its assets, ensure the rendering of the services, and support the development of new businesses. TGS will also redouble the initiatives oriented at improving quality in all internal processes of the company, in line with the standards proposed by the Fundación Premio Nacional a la Calidad (National Prize to Quality).

In closing, TGS must continue developing its human capital, and its effort will be oriented at -among other things- their training, the enhancement of the work environment, and the strengthening of leadership based on mutual trust.

Autonomous City of Buenos Aires, August 3, 2009.

Claudio Fontes Nunes
Board of Directors’ Chairman

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TGS

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2009							2008
	Shareholders' contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	190,597	942,624	1,133,221	3,072,728	2,929,547
Resolution of the Ordinary Shareholders' Meeting held on March 26, 2009:								
Appropriation to legal reserve	-	-	-	8,757	(8,757)	-	-	-
Cash dividends	-	-	-	-	(30,000)	(30,000)	(30,000)	(32,000)
Other comprehensive income (Note 6)	-	-	-	-	-	-	-	90
Net income for the period	-	-	-	-	12,917	12,917	12,917	136,107
Balances at the end of the period	794,495	1,145,012	1,939,507	199,354	916,784	1,116,138	3,055,645	3,033,744

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Claudio Fontes Nunes
Board of Directors' Chairman

  1. BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía (jointly “Group Petrobras Energía”), 40% by CIESA Trust, (“the Trust”), and the remainder 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Group Petrobras Energía and subsidiaries of Enron Corp. (“Enron”) on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Energía transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

Even though the Restructuring Agreement signed on September 1, 2005 among CIESA, its current shareholders and its creditors contemplated the terms and conditions of the second stage of CIESA’s restructuring process, at the beginning of 2009 its creditors expressed their election to terminate the agreement.

On January 28, 2009, CIESA commenced a legal action in the Supreme Court of the State of New York, County of New York, seeking a judicial declaration that any claim by Ashmore Energy International Limited (currently AEI) against CIESA arising from the loan instrumented through the bonds issued by CIESA in 1997 is time-barred, because the statute of limitations period pertaining to any such claim has expired. In addition, CIESA claimed the strict performance of the Restructuring Agreement and be paid for damages for its untimely resolution.

On April 6, 2009, CIESA received a petition in bankruptcy notice of US$ 127 millions from AEI. CIESA replied objecting the feasibility of the petition. On July 31, 2009, CIESA received a notification whereby the Judge did not overrule CIESA’s grounds, and thus, compelled CIESA to prove its solvency within a 20-day-term.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of June 30, 2009 and 2008 and as of December 31, 2008 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the six-month periods ended June 30, 2009 and 2008 and for the year ended December 31, 2008.

a)

Use of estimates

The preparation of the consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

Consolidated interim financial statements for the six-month periods ended June 30, 2009 and 2008 are unaudited. The consolidated interim financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for the six-month periods ended June 30, 2009 and 2008 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)

Presentation of consolidated interim financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the six-month periods ended June 30, 2009 and 2008 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each period / year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

e)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)

Current investments

Bank accounts and private bonds have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at market value at  period / year-end.

g)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and advances from customers in kind) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

h)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of March 31, 2009 and September 30, 2008 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated interim financial statements. As of June 30, 2009 and December 31, 2008, the investment in Link has been adjusted by Ps. 4,138 and Ps. 4,209, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from March 31, 2009 to June 30, 2009 and from September 30, 2008 to December 31, 2008. However, the book value of the investment in EGS as of June 30, 2009 and December 31, 2008 includes Ps. 56 and Ps. 55, respectively, corresponding to the transactions between EGS and the Company in the three-month periods ended in such dates. Likewise, because of the condition of TGU’s shareholder with respect to EGS and for such transactions, the book value of the investment in TGU as of said dates includes Ps. 28.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

i)

Property, plant and equipment, net

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 5,643 and Ps. 70 for the six-month periods ended June 30, 2009 and 2008, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

j)

Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The intangible assets balance includes costs generated by the acquisition of turbine maintenance and repair licenses and the expenses related to the creation of the Global Program 2007. Both of these items are being amortized in a 5-year period.

k)

Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the six-month periods ended June 30, 2009 and 2008 is as follows:

	2009	2008
Current tax	(25,808)	(102,208)
Temporary differences variation	(3,903)	4,663
Income tax expense	(29,711)	(97,545)

The components of the net deferred tax assets and liabilities as of June 30, 2009 and December 31, 2008 are the following:

Non-current deferred tax assets and liabilities	06/30/2009	12/31/2008
Allowance for doubtful accounts	1,811	1,643
Deferred revenues	(457)	(622)
Present value of other receivables	38	38
Intangible assets	(2,157)	(2,348)
Property, plant and equipment, net	(77,974)	(77,695)
Other provisions	629	1,082
Provision for contingencies	24,114	22,948
Current investments	(9,214)	(4,070)
Labor provisions	4,838	4,555
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(58,372)	(54,469)

Net of deferred tax asset of Ps. 125 and Ps. 129 (recorded under Other non-current receivables) as of June 30, 2009 and December 31, 2008, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the six-month periods ended June 30, 2009 and 2008 as follows:

	2009	2008
Pre-tax income	42,628	233,652
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(14,920)	(81,778)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(15,603)	(15,933)
- Non-taxable income or non-deductible expenses	(476)	309
- Others	1,288	(143)
Income tax expense	(29,711)	(97,545)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated interim financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of June 30, 2009 would have increased in Ps. 640,951 (generating a net liability position of Ps. 699,448), and a positive effect of Ps. 15,720 and Ps. 15,850 on the Company’s net income for the six-month periods ended June 30, 2009 and 2008, respectively, would have been recognized. Additionally, in the rest of 2009 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 07-01-09 to 12-31-09	14,538
Year 2010	30,414
Year 2011	30,305
Year 2012	30,068
Year 2013	29,303
Year 2014 onwards	506,323
Total	640,951

l)

Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of June 30, 2009, the Company has not recorded any provision in respect of the asset tax because the determined amount does not exceed what has been estimated for the income tax.

m)

Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-Loss / (gain) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Loss / (gain) on related companies”.

Other expense, net for the six-month periods ended June 30, 2009 and 2008, include the following items:

	2009	2008
Net increase in allowances and provisions (Exhibit E)	(3,271)	(4,981)
Others	(3,033)	493
Total	(6,304)	(4,488)

r)

Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the six-month periods ended June 30, 2009 and 2008 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expense, net, (loss) / gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Six-month period ended June 30, 2009	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	268,305	336,949	59,074	-	664,328
Operating income / (loss)	113,270	85,192	23,202	(36,015)	185,649
Depreciation of property, plant and equipment	75,641	19,630	6,143	1,505	102,919
Additions to property, plant and equipment	48,488	10,639	11,486	4,940	75,553
Identifiable assets	3,744,325	417,763	211,928	894,200	5,268,216
Identifiable liabilities	404,571	76,137	9,763	1,722,099	2,212,570
Six-month period ended June 30, 2008
Net revenues	256,299	431,930	47,141	-	735,370
Operating income / (loss)	107,335	174,788	12,108	(22,795)	271,436
Depreciation of property, plant and equipment	74,471	17,986	7,388	834	100,679
Additions to property, plant and equipment	74,892	7,218	3,485	4,531	90,126
Year ended December 31, 2008
Identifiable assets	3,775,296	413,531	191,321	653,176	5,033,324
Identifiable liabilities	302,391	62,226	14,051	1,581,927	1,960,595

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Energía. Significant customers in terms of net revenues from gas transportation for the six-month periods ended June 30, 2009 and 2008 are as follows:

	2009	2008
MetroGAS S.A.	89,992	89,254
Camuzzi Gas Pampeana S.A.	45,669	45,764
Gas Natural BAN S.A.	35,156	35,194
Petrobras Energía	15,993	16,174
Camuzzi Gas del Sur S.A.	11,148	10,982

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the six-month periods ended June 30, 2009 and 2008 are as follows:

	2009	2008
PIFC	218,948	436,521
Polisur	165,750	123,463

4. SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

		06/30/2009	12/31/2008
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A.	18,593	9,885
	Camuzzi Gas Pampeana S.A.	9,073	7,881
	Gas Natural BAN S.A.	7,858	7,304
	Camuzzi Gas del Sur S.A.	2,577	2,425
	Profertil S.A. (“Profertil”)	3,727	2,751
	Repsol-YPF S.A. (“Repsol YPF”)	653	4,384
	Total Austral S.A. (“Total Austral”)	2,349	2,920
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	2,934	2,022
	Related companies	7,708	3,750
	Others	17,544	17,443
	Subtotal	73,016	60,765
	NGL production and commercialization
	Polisur	33,832	14,755
	Total Austral	704	3,339
	Related companies	24,636	32,794
	Others	8,539	10,225
	Subtotal	67,711	61,113
	Other services
	Profertil	4,155	3,772
	Gas trust fund (Note 7.b.)	30,213	29,803
	Related companies	13,176	6,104
	Others	27,886	21,362
	Subtotal	75,430	61,041
	Allowance for doubtful accounts (Exhibit E)	(5,812)	(5,332)
	Total	210,345	177,587

b)	Other current receivables
	Tax credits	1,738	4,852
	Prepaid insurance expense	8,928	3,632
	Advances to suppliers	2,091	1,654
	Subsidies receivable	4,548	12,967
	Others	10,138	11,702
	Total	27,443	34,807

		06/30/2009	12/31/2008
c)	Non-current accounts receivable
	Other services
	Profertil	12,728	12,691
	Total	12,728	12,691

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	125	129
	Easement expense to be recovered	4,233	4.233
	Tax credits	2,948	2.948
	Others	2,157	2.817
	Total	9,463	10.127

e)	Accounts payable
	Suppliers	149,294	173,389
	Customers (Credit balances)	34,737	9,253
	Related companies	15,633	2,827
	Total	199,664	185,469

f)	Current taxes payable
	Turnover tax	1,420	1,230
	Income tax (net of advances and others)	18,227	15,838
	Value added tax (“VAT”)	15,419	-
	Tax on exports	-	6,924
	Others	2,762	4,383
	Total	37,828	28,375

g)	Current advances from customers (1)
	Aluar	6,742	5,363
	Total Austral	6,158	6,926
	Polisur	2,203	2,452
	Wintershall Energía S.A. (“Wintershall”)	1,388	2,156
	Panamerican Sur S.R.L. (“PAS”)	4,105	4,617
	Others	1,958	23
	Total	22,554	21,537

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	8,484	12,032
	Other provisions	353	44
	Total	8,837	12,076

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	58,497	54,598
	Total	58,497	54,598

		06/30/2009	12/31/2008
j)	Non-current advances from customers (1)
	Aluar	195,544	90,639
	Total Austral	31,800	34,185
	Polisur	1,520	1,733
	PAS	21,200	22,790
	Total	250,064	149,347

(1)

They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

 Cash and cash equivalents at the end of the six-month periods ended June 30, 2009 and 2008 are as follows:

	2009	2008
Cash and banks (1)	298,790	163,187
Current investments	544,026	409,036
Current investments other than cash and cash equivalents	-	(2,079)
Total cash and cash equivalents	842,816	570,144

(1)  As of June 30, 2009 and 2008, includes Ps. 259,497 and Ps. 139,441, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2009	2008
Acquisition of property, plant and equipment through an increase in accounts payable	2,700	8,742
Financial expense capitalization	4,010	(70)

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of June 30, 2009 and 2008 for Ps. 51,018 and Ps. (4.937), respectively.

6.   LOANS

Short-term and long-term debt as of June 30, 2009 and December 31, 2008 comprises the following:

	06/30/2009	12/31/2008
Current Loans:
1999 EMTN Program: Series 2 notes (1)	114	104
Interests payable	15,100	13,828
Total current loans	15,214	13,932

Non- current loans:
2007 EMTN Program: Series 1 notes	1,526,394	1,398,465
Total non-current loans	1,526,394	1,398,465
Total loans	1,541,608	1,412,397

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments of US$ 125,000,000, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness, during 2008 an the six-month period ended June 30, 2009, TGS proceeded to cancel notes with a nominal value of US$ 95,000,000 and US$ 3,000,000, respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 4,489 in the first semester of 2009.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

For the refinancing of the outstanding financial debt.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Derivative financial instruments

In November 2007, the Company entered into a forward exchange contract with a major financial institution, which expiration date was on May 12, 2008. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. As of December 31, 2007, its fair value amounted to approximately negative Ps. 90 and was recorded in “Current Loans” with debit to “Other Comprehensive Income” account. This transaction generated a Ps. 447 loss which was charged to “Net Financial Results” in the six-month period ended June 30, 2008.

7.  REGULATORY FRAMEWORK

a) General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2009, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In July 2004 and June and November 2005, TGS received three proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp.

On October 9, 2008, TGS signed a provisional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (approximately Ps. 7 million per month). According to this agreement, the funds generated by this tariff increase should be invested in the pipeline system. Temporarily, these funds will be deposited in a trust fund. The tariff increase will come into effect once the provisional agreement is ratified by a Presidential Decree. The provisional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government . In October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated interim financial statements, TGS is evaluating this proposal. According to the provisional agreement, the Company would reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This agency determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)  Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities - the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity of TGS pipeline system by 378 MMcf/d. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS.

According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered for the 247 MMcf/d expansion and the expansion works management fee for the remaining 131 MMcf/d has not yet been determined. As of June 30, 2009, the Company collected Ps. 10.6 million plus VAT and kept a provision of Ps. 30.2 million. The property of the works will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

In 2008, expansion works for a transportation capacity of 78 MMcf/d were completed and became operative. In 2009, an additional expansion of 169 MMcf/d transportation capacity started by the end of 2008 is planned to be carried out, which includes the construction of a new pipeline in the Magellan Strait.

c) Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

  the net proceeds of a new competitive bidding.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of June 30, 2009 and 2008, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)  Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.  LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax in the Province of Buenos Aires until July 31, 2009. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales since 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry, receiving no response as of the date of the issuance of these consolidated interim financial statements.

Moreover, in November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.  On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected by the end of 2008 and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009.

As of June 30, 2009, TGS keeps a provision of Ps. 21.1 million.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of June 30, 2009, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company.

As of June 30, 2009, the Company recorded a provision of Ps. 35.6 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of June 30, 2009, the remaining balance of the sentence amounted to Ps. 52.3 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works carried out in 2006 were recorded under "Other Liabilities", offsetting the provision mentioned above. As of June 30, 2009, the net provision amounted to Ps. 8.5 million.

e)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. The Company believes that it has several legal instances to defend its position, and accordingly, as of June 30, 2009, TGS has not recorded any provision in respect of this proceeding.

f)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.  BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November

2008, TGS and Petrobras Energía approved the renewal of the Technical Assistance Agreement for a three-year term.

Additionally, TGS renders natural gas transportation services to Petrobras Energía, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the NGL for Petrobras Energía’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the NGL selling price. This service is regulated by a contract which is due in December 2010.

As of June 30, 2009 and December 31, 2008, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 84 and Ps. 78, respectively. The accrued amounts for such compensations for the six-month periods ended June 30, 2009 and 2008 were Ps. 981 and Ps. 484, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2009 and December 31, 2008 is as follows:

	06/30/2009		12/31/2008
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	37	-
Petrobras Energía	17,149	15,051	7,573	2,680
Affiliates with significant influence:
Link	118	-	222	-
TGU	213	-	215	-
EGS	-	582	-	143
Other related companies:
PIFC	24,597	-	32,639	-
Área Santa Cruz II U.T.E.	1,586	-	786	-
Refinor S.A.	530	-	480	-
WEB S.A.	408	-	397	-
Total	44,638	15,633	42,349	2,823

The detail of significant transactions with related parties for the six-month periods ended June 30, 2009 and 2008 is as follows:

Six-month period ended June 30, 2009

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	15,993	13,433	11,211	4,579	13,603	-
CIESA	-	-	-	-	-	61
Affiliates with significant influence:
Link	-	-	575	-	-	-
EGS	-	-	18	-	-	-
Other related companies:
PIFC	-	218,948	-	-	-	-
Refinor S.A.	-	-	858	-	-	-
WEB S.A.	1,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,078	-	-	-
Total	17,517	232,381	14,740	4,579	13,603	61

Six-month period ended June 30, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	16,174	20,156	9,985	2,561	20,332	-
CIESA	-	-	-	-	-	61
Affiliates with significant influence:
Link	-	-	514	-	-	-
EGS	-	-	17	-	-	-
Other related companies:
PIFC	-	436,521	-	-	-	-
Refinor S.A.	-	-	732	-	-	-
WEB S.A.	1,478	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,535	-	-	-
Total	17,652	456,677	12,783	2,561	20,332	61

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. TGS holds 49% of its common stock and Petrobras Energía holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company in which both companies have the ownership of 40% and 60%, respectively, with the aim to set up new businesses in this country. At the date of the issuance of these consolidated interim financial statements, its shareholders have made no capital contributions to this subsidiary which has not commenced operations yet. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

Claudio Fontes Nunes

Board of Directors’ Chairman

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

NON-CURRENT INVESTMENTS

	06/30/2009											12/31/2008
	Description of securities				Issuer information							
						Last financial statements issued						
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) / income for the period	Shareholders' equity	% of Common Stock		Book value
Gas Link S.A.	$1	502,962	503	40 (1)	Pipeline construction and operation services	03/31/2009	1,026	(1,272)	8,525	49.00		1,463 (1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	435	Pipeline maintenance	03/31/2009	28	10	831	49.00		370
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	380	Pipeline construction and operation services	03/31/2009	237	(77)	662	49.00		481
Total				855								2,314

(1) Includes the elimination of intercompany profits. See Note 2.h).

Claudio Fontes Nunes
Board of Directors' Chairman

TGS

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CURRENT INVESTMENTS

	06/30/2009	12/31/2008
Private bonds in foreign currency	93,924	34,130
Mutual funds in local currency	127,051	34,101
Bank account in foreign currency	309,955	267,882
Bank account in local currency	13,096	-
Total current investments	544,026	336,113

Claudio Fontes Nunes
Board of Directors' Chairman

TGS

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

FOREIGN CURRENCY ASSETS AND LIABILITIES

	06/30/2009					12/31/2008		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and banks	US$	69,113	3.757	(1)	259,658	US$	64,079	218,702
Investments	US$	107,501	3.757	(1)	403,879	US$	88,489	302,012
Accounts receivables, net	US$	45,595	3.757	(1)	171,299	US$	32,665	111,486
Other receivables	US$	2,485	3.757	(1)	9,336	US$	2,028	6,922
					844,172			639,122
NON-CURRENT ASSETS								
Accounts receivables	US$	3,388	3.757	(1)	12,728	US$	3,718	12,691
Property, plant and equipment, net	US$	2,286	3.757	(1)	8,589	US$	2,508	8,560
	Euro	1,550	5.268	(1)	8,165	Euro	82	388
					29,482			21,639
					873,654			660,761
CURRENT LIABILITIES								
Accounts payable	US$	5,752	3.797	(2)	21,840	US$	3,770	13,018
	Euro	54	5.324	(2)	288	Euro	233	1,116
Loans	US$	4,007	3.797	(2)	15,214	US$	4,035	13,932
Advances from customers	US$	1,557	3.797	(2)	5,910	US$	2,870	9,910
					43,252			37,976
NON-CURRENT LIABILITIES								
Loans	US$	402,000	3.797	(2)	1,526,394	US$	405,000	1,398,465
Advances from customers	US$	400	3.797	(2)	1,519	US$	502	1,733
					1,527,913			1,400,198
					1,571,165			1,438,174

(1) Buy exchange rate as of June 30, 2009

(2) Sell exchange rate as of June 30, 2009

US$: United States of America dollars

Claudio Fontes Nunes
Board of Directors' Chairman

TGS

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2009

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	39,168	-	66,981
With specified maturity				
* Overdue				
Until 06-30-08	-	4,308	188	55,709
From 07-01-08 to 09-30-08	-	4,905	-	1,822
From 10-01-08 to 12-31-08	-	2,290	-	1,834
From 01-01-09 to 03-31-09	-	6,346	-	1,854
From 04-01-09 to 06-30-09	-	25,703	-	1,877
Total overdue	-	43,552	188	63,096
* Non-due:				
From 07-01-09 to 09-30-09	544,026	157,757	15,026	208,707
From 10-01-09 to 12-31-09	-	4,535	-	2,582
From 01-01-10 to 03-31-10	-	2,405	-	7,920
From 04-01-10 to 06-30-10	-	3,606	-	2,775
During 2010 (rest of the year)	-	3,950	-	5,551
During 2011	-	3,523	-	10,907
During 2012	-	3,158	-	10,768
During 2013	-	2,832	-	10,513
From 2014 onwards	-	1,305	1,526,394	212,325
Total non-due	544,026	183,071	1,541,420	472,048
Total with specific maturity	544,026	226,623	1,541,608	535,144
Total	544,026	265,791	1,541,608	602,125

(1) Includes mutual funds, private bonds and bank accounts. Such investments bear floating interest rates.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 16,876 which bear interests at 5.52% semi-annual rate. From the total credits without specific maturity, Ps. 31,745 correspond to current assets and Ps. 7,423 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 8,484 correspond to current liabilities and Ps. 58,497 to non-current liabilities.

Claudio Fontes Nunes
Board of Directors' Chairman

Independent accountant’s review report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5th. Floor

Buenos Aires

Argentina

We have reviewed the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of June 30, 2009, which consist of the consolidated balance sheet and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the six-month period then ended and other related notes and exhibits. The preparation and issuance of these financial statements is the responsibility of the Board of Directors of the Company.

Our review of the consolidated financial statements mentioned in paragraph 1 was performed in accordance with auditing standards in force in the Republic of Argentina applicable to the limited review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit of annual financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such an opinion.

The accompanying consolidated financial statements are the English translation of those issued in Spanish under the requirements of the National Securities Commission (“CNV”) regulations. Their format was adjusted in comparison to the Spanish original, but in all other aspects comply with the CNV´s requirements regarding accounting principles and reporting practices.

The changes in Argentine economic conditions together with the amendments to the License under which the Company operates made by the National Government, explained in detail in Note 7, consisting mainly in the suspension of the original tariff adjustment regime, the consequent pesification and the lack of readjustment of the tariffs, affected, and continues to affect, the Company’s economic and financial condition, generating uncertainty as to the future development of the regulated business. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on forecasts of the outcome of such process. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize nor whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

1

Based on our review and subject to the resolution of the uncertainty mentioned in paragraph 4, we are not aware of any other significant changes to be made in the consolidated financial statements of Transportadora de Gas del Sur S.A. referred to in paragraph 1 for them to be presented in accordance with the accounting standards in force in the City of Buenos Aires.

As stated in Note 1 to the consolidated financial statements, the majority shareholder of TGS, Compañía de Inversiones de Energía S.A. (“CIESA”), timely entered into a debt restructuring agreement with its financial creditors who, at the beginning of 2009, communicated their intention of terminating that agreement. CIESA, on the other hand, commenced a legal action in the Supreme Court of the State of New York, United States of America, raising the statute of limitations in connection with corporate notes composing its financial debt. The referred court has not rendered any decision in this regard yet. In April 2009, CIESA was notified of a petition in bankruptcy in the amount of 127 million dollars, which was answered by CIESA by objecting to the feasibility of that petition. On July 31, 2009, CIESA was notified of a resolution whereby the judge hearing the case dismissed the explanations given by this company and required it to evidence whether it is solvent within a term of twenty business days. To the date of issuance of these financial statements, CIESA is evaluating the course of action to be followed.

The consolidated financial statements of TGS as of and for the year ended December 31, 2008, of which the consolidated balance sheet is presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 5, 2009, we issued a qualified opinion for the unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business. In addition, we issued a review report dated August 4, 2008, based on our review performed in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements, of TGS’s consolidated financial statements as of and for the six-month period ended June 30, 2008 of which the consolidated statements of income, of changes in shareholder’s equity and of cash flows are presented for comparative purposes. Our review report included modifications related to unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

Buenos Aires, Argentina

August 3, 2009

SIBILLE

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José Zuliani
	Name:	José Zuliani
	Title:	Senior Legal Counsel

Date: August 28, 2009

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 5, 6 and 8.

2